As filed with the Securities and Exchange Commission on February 9, 2005

Registration Statement No. 333-122480

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SLS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	3651	52-2258371
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3119 SOUTH SCENIC

SPRINGFIELD, MISSOURI 65807

(417) 883-4549

(Address and telephone number of principal executive offices)

—————————

JOHN M. GOTT

3119 SOUTH SCENIC

SPRINGFIELD MISSOURI 65807

(417) 883-4549

(Name, address, and telephone number of agent for service)

—————————

copies to:

JEFFREY M. MATTSON

FREEBORN & PETERS LLP

311 SOUTH WACKER DRIVE, SUITE 3000

CHICAGO, IL 60606-6677

(312) 360-6312

(Name, address, and telephone number for copies of all communications)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	MAXIMUM AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AGGREGATE AMOUNT OF REGISTRATION FEE (3)
Common stock, $.001 par value	19,100,000	$2.41 (2)	$46,031,000	$5,417.85

———————

(1)

This number represents the estimated number of shares issuable upon the conversion or exercise, as applicable, of the preferred stock, warrants and options described in this Registration Statement, including an additional 4,000,000 shares that may be issuable in satisfaction of the premium on the Series C Preferred Stock earned prior to the conversion thereof or as a result of potential adjustments to the preferred stock or the warrants. This number is subject to adjustment to prevent dilution resulting from stock splits, stock dividends, the issuance of common stock or securities convertible into or exercisable for common stock at prices below certain thresholds or similar events. Therefore, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends, other antidilution adjustments or similar events.

(2)

This price is used solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act and is estimated, based on the average of the bid and asked price of the common stock at the close of trading on February 1, 2005.

(3)

Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2005.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SLS INTERNATIONAL, INC.

19,100,000 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

This prospectus relates to the sale, from time to time, of up to 19,100,000 shares of our common stock by the selling stockholders listed under the heading “Selling Stockholders” in this prospectus. Only 300,000 of such shares are currently outstanding. The selling stockholders may receive the remainder of the shares of common stock upon conversion of our outstanding Series C Preferred Stock and upon exercise of options and warrants, some of which are currently outstanding and some of which may be issued in the future. The shares of our common stock offered under this prospectus may be sold by the selling stockholders, their pledgees, donees, transferees and successors-in-interest. For additional information on the selling stockholders’ possible methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.” We will not receive any proceeds from the sale of our shares by the selling stockholders or from the conversion of the Series C Preferred Stock.

Our common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board under the symbol “SITI.OB.” On February 1, 2005, the last reported sale price for our common stock as reported on the Nasdaq Over-The-Counter Bulletin Board was $2.38 per share.

A copy of our most recent annual report on Form 10-K or Form 10-KSB, as well as a copy of our most recent quarterly report of Form 10-Q or Form 10-QSB, accompanies this prospectus. The date of this prospectus is February 9, 2005. You should read this entire prospectus, including the documents incorporated by reference, before you invest.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4 for information you should consider before purchasing our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SLS INTERNATIONAL, INC.

3119 South Scenic

Springfield, Missouri 65807

(417) 883-4549

Unless otherwise specified, the information in this prospectus is set forth as of February 9, 2005, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus including “Risk Factors,” the consolidated financial statements and the incorporated documents before making an investment decision.

The Company

We manufacture premium-quality loudspeakers and sell them through our dealer networks. The speakers use our proprietary ribbon-driver technology and are generally recognized in the industry as high-quality systems. We sell a Professional Line of loudspeakers; a Commercial Line of loudspeakers; Home Theater systems; a line for recording and broadcast studios; a line for contractor installations and touring companies; and line of in-wall, in-ceiling, and outdoor loudspeakers; and a line for the cinema and movie theater market. Our executive offices are located at 3119 South Scenic, Springfield, Missouri, 65807, with telephone number (417) 883-4549.

The Offering

This prospectus relates to the sale, from time to time, of up to 19,100,000 shares of our common stock by the selling stockholders listed under the heading “Selling Stockholders” in this prospectus. Only 300,000 of such shares are currently outstanding. The selling stockholders may receive the remainder of the shares of common stock upon conversion of our outstanding Series C Preferred Stock and upon exercise of options and warrants, some of which are currently outstanding and some of which may be issued in the future. On January 3, 2005, there were 41,751,080 shares of our common stock outstanding. Assuming the exercise of all of the options and warrants described above, and the conversion of all of the Series C Preferred Stock, the 19,100,000 shares offered by this prospectus represents 31.4% of our total common stock outstanding on January 3, 2005.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of our shares by the selling stockholders or from the conversion of the Series C Preferred Stock. We may receive up to $39,500,000 from the exercise of the currently outstanding options and warrants, if they are exercised in full, and an undeterminable amount of additional proceeds from the options and warrants that may be issued in the future. We will use the proceeds from any exercise of options and warrants for working capital purposes.

OTC Bulletin Board Symbol

Our stock trades on the Nasdaq Over-The-Counter Bulletin Board under the symbol “SITI.OB.” On February 1, 2005, the last reported sale price for our common stock was $2.38 per share.

Accompanying Documents

A copy of our most recent annual report on Form 10-K or Form 10-KSB, as well as a copy of our most recent quarterly report of Form 10-Q or Form 10-QSB, accompanies this prospectus.

RECENT EVENTS

On January 4, 2005, we completed a private placement of our newly designated Series C Convertible Preferred Stock for an aggregate purchase price of $15 million. The investors also received five-year warrants to purchase an aggregate of 6,000,000 shares of our common stock at an exercise price of $6.00 per share, subject to certain adjustments. The securities were purchased by BayStar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada. The preferred stock is initially convertible, at the holder’s option, into an aggregate of 6,000,000 shares of our common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock, which would be convertible into additional shares of common stock. We may redeem the warrants (or require the holder to exercise them) and may require holders to convert the preferred stock to common stock if certain conditions are met. See “Description of Capital Stock – Preferred Stock – Series C Convertible Preferred Stock” and “Description of Capital Stock – Warrants – Warrants Issued in Connection with the Series C Preferred Stock” for a description of the rights of the holders of the Series C Preferred Stock and the warrants issued in connection therewith.

In a private placement that closed on July 27, 2004, we sold 272,100 shares of the Series B Preferred Stock for $5,442,000, which have converted or are convertible into 2,721,000 shares of our common stock. We also issued a total of 2,846,000 Class C Warrants, 2,721,000 of which were attached to shares of the Series B Preferred Stock and 125,000 of which were issued to Kenny Securities for services as a placement agent.

In March 2004, we completed a merger of Evenstar, Inc. into a newly formed, wholly owned subsidiary. As a result of the merger, we now own, through the subsidiary, certain technologies and proprietary rights, including those embodied in one issued patent and one patent application. The technologies consist of digital amplification technologies that we intend to use in our loudspeakers and in stereo amplifiers in a product line complementary to our loudspeakers. We intend to sell these products through our current distribution channels, as well as through relationships that we expect to develop with mass merchandisers and real estate developers. In exchange for such technologies, we paid $300,000 in cash and issued 300,000 shares of our common stock to the seller. Simultaneously with the acquisition, we hired Joel Butler as director of our electronics division.

On December 4, 2004, we entered into a Lease Agreement with Bull Creek Ranch LLC. Pursuant to the agreement, we agreed to lease approximately 150,000 square feet of property in Ozark, Missouri through February 28, 2010 at a base rent of $18,750 per month for the first twelve months and $28,125 thereafter, with adjustments and additional charges set forth in the agreement. The agreement also provides us with an option to purchase the property for $3,500,000, increasing by 5% for each year after the first year of the lease term. We intend to complete a move to this new location in approximately six months. The foregoing summary description of the agreement is qualified in its entirety by reference to the terms of the agreement, which is filed as an exhibit hereto.

Beginning in 2004, we have been paying $2,500 per month to Michael Maples, a member of our board of directors, to oversee the work by outside consultants performed in connection with our Sarbanes-Oxley Act compliance efforts.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus:

•

Our most recent annual report on Form 10-K of Form 10-KSB filed with the Securities and Exchange Commission; and

•

All of our filings pursuant to Sections 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended, since the date of the filing of our most recent Annual Report on Form 10-K or Form 10-KSB.

A copy of our most recent annual report on Form 10-K or Form 10-KSB, as well as a copy of our most recent quarterly report of Form 10-Q or Form 10-QSB, accompanies this prospectus. Upon written or oral request, we will provide to you free of charge a copy of any or all of the documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to:

John M. Gott

3119 South Scenic

Springfield Missouri 65807

(417) 883-4549

FURTHER INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices. You can obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission’s Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form S-2 with the Securities and Exchange Commission under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the Securities and Exchange Commission’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission, and copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates.

RISK FACTORS

An investment in our common stock involves various risks, including those described in the risk factors below. You should carefully consider these risk factors, together with all of the other information included and incorporated by reference in this report, before you decide to invest in our common stock. If any of the following risks, or any other risks not described below, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected, the market price of our common stock could decline further and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We Have a History of Losses and May Not Be Profitable in the Future if We Do Not Achieve Sufficient Revenue to Absorb Recent and Planned Expenditures.

We have experienced significant operating losses since investing in the development of ribbon driver technology in 1998 and, through December 31, 2003, have an accumulated retained deficit of approximately $10,843,561. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional losses in future periods. These losses or fluctuations in our operating results could cause the market value of our common stock to decline.

We Will Depend on Additional Capital.

Our ability to implement our strategy and expand our operations largely depends on our access to capital. To implement our long-term strategy, we plan to make ongoing expenditures for the expansion and improvement of our product line and the promotion of our products. To date, we have financed our operations primarily through sales of equity and the issuance of notes. We will need to issue additional equity or other securities to obtain the financing required to continue our operations. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital could curtail or alter our growth strategy or delay needed capital expenditures.

Our Dependence upon Third-Party Dealers for Sales Makes Us Vulnerable to the Efforts of Others Which Are Beyond Our Control.

Our distributors may not continue their current relationships with us and they may give higher priority to the sale of our competitors’ products. In addition, to be effective, distributors must devote significant technical, marketing and sales resources to an often lengthy sales cycle. Our current and future distributors may not devote sufficient resources to market our products effectively and economic or industry conditions may adversely affect their ability to market or sell for us. A reduction in sales efforts or a discontinuation of distribution of our products by any distributor could lead to reduced sales and greater net losses.

We May Not Gain Market Acceptance of Our Ribbon Driver Technology.

We believe that revenues from our ribbon driver product line will account for a material portion of our revenue for the foreseeable future. Our future financial performance will depend on the market acceptance of our ribbon driver technology and products. To date, we have had limited sales of products containing our new technology ribbon drivers. If our ribbon driver technology and product line do not gain sufficient positive market acceptance, we may not achieve anticipated revenue, profits or continued viability.

In the Loudspeaker Market, We Are Subject to Intense Competition.

Although our ribbon driver loudspeaker products are relatively new and emerging, the markets for loudspeaker products are extremely competitive and we expect such competition to increase. The market for sound enhancement products in general is intensely competitive and sensitive to new product introductions or enhancements and marketing efforts by our competitors. The market is sustained by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. We expect to experience increasing levels of competition in the future. Although we have attempted to design our loudspeaker systems to compete favorably with competitive products, we may not be able to establish and maintain our competitive position against current or potential competitors. Aggressive competition could cause us to have sales and profitability below expectations.

If We Are Unable to Hire or Retain Qualified and Skilled Personnel as Necessary, We May Not Be Able to Develop New Products or Successfully Manage Our Business.

We believe our success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. However, we may not be successful in identifying, attracting and retaining such personnel. Our success also depends to a great degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on John Gott, Chief Executive Officer. We presently maintain key person life insurance on Mr. Gott in the amount of $5 million, but we do not have an employment contract with him. If we experience the loss of the services of any of our key personnel, we may be unable to identify, attract or retain qualified personnel in the future. This could make it difficult for us to manage our business and meet key objectives, or achieve or sustain profits.

Our Recurring Losses and Dependence Upon Additional Financing Have Caused Our Auditors to Issue a Statement Indicating Substantial Doubt as to Our Ability to Continue as a Going Concern.

The accountants’ audit report on our financial statements for the year ended December 31, 2003 included a statement that, because of recurring losses and our dependency on the sale of securities or obtaining debt financing, there was a substantial doubt about our ability to continue as a going concern. If we are unable to raise additional financing to cover operating expenses and derive additional revenue from sales, we may no longer be a viable business.

Our Patent Application May Not Be Issued and Even If It Is Issued, We Still May Not Be Able to Adequately Protect the Patent or Our Other Intellectual Property.

In September 2002, we filed a U.S. patent application on our proprietary ribbon driver technology. Our success will depend in significant part on our ability to obtain, preserve and defend U.S. patent protection for this technology. The patent may not be issued from the patent application. The issuance of a patent is not conclusive as to its validity or enforceability and, if a patent is issued, it is uncertain how much protection, if any, will be given to our patent if we attempt to enforce it. Litigation, which could be costly and time consuming, may be necessary to enforce our current patents or any patent issued in the future or to determine the scope and validity of the proprietary rights of third parties. A competitor may successfully challenge the validity or enforceability of a patent or challenge the extent of the patent’s coverage. If the outcome of litigation is adverse to us, third parties may be able to use our patented technology without payment to us. Even if we are successful in defending such litigation, the cost of litigation to uphold the patent can be substantial. On March 12, 2004, we acquired Evenstar, Inc., by a merger with and into our newly formed, wholly owned subsidiary, Evenstar Mergersub, Inc. Evenstar is the owner of one issued patent and a second patent that was issued in September 2004. The patents are for Evenstar’s digital amplification technology, which provides for substantially reduced production costs compared to amplifiers of comparable quality.

It is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop these activities we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources. In addition, there is a risk that a court would decide that our patent is not valid, that we do not have the right to stop the other party from using the inventions, or that the competitor’s activities do not infringe our patent.

Our competitive position is also dependent upon unpatented technology and trade secrets, which may be difficult to protect. Others may independently develop substantially equivalent proprietary information and techniques that would legally circumvent our intellectual property rights. Currently, we have not registered any potential trademarks and we may not be able to obtain registration for such trademarks.

The Use of Our Technologies Could Potentially Conflict With the Rights of Others.

Our competitors, or others, may have or may acquire patent rights that they could enforce against us. If our products conflict with patent rights of others, third parties could bring legal actions against us or our suppliers or customers, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to alter our products or obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial.

We Must Expand Our Operations to Commercialize Our Products, Which We May Not Be Able to Do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete our commercialization efforts. We will need to add personnel, including management, and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage our growth, we must train, manage and motivate a substantially larger employee base, accurately forecast demand for our products and implement operational, financial and management information systems. In the event that we fail to expand or manage our growth effectively or if we cannot recruit qualified employees, our commercialization efforts could be curtailed or delayed.

We May Acquire Other Businesses or Technologies, and We May Not be Able to Integrate and Operate the Acquisitions.

In March 2004 we acquired Evenstar, Inc. From time to time, we have considered the acquisition of other businesses or other technologies, and we continue to consider such acquisitions as opportunities arise. Some of these businesses and technologies, including Evenstar, are directly related to our business and others are not. If we make any such acquisitions, we may not be able to efficiently combine our operations with those of the businesses or technologies we acquire without encountering difficulties. These difficulties could result from a variety of issues, including incompatible operating practices, corporate cultures, product lines, or technologies. As a result, we may have difficulties in integrating, managing and operating the acquired businesses and technologies.

RISKS RELATED TO OUR SECURITIES AND THIS OFFERING

Since Our Common Stock is Thinly Traded, It Can Be Subject to Extreme Rises or Declines in Price, and You May Not Be Able to Sell Your Shares at or Above the Price You Paid.

You may have difficulty reselling shares of our common stock. You may not be able to resell your shares at or above the price you paid, or at a fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company.

Future Sales of Common Stock Could Depress the Price of Our Common Stock.

Future sales of substantial amounts of our common stock pursuant to Rule 144 under the Securities Act of 1933 or otherwise could have a material adverse impact on the market price for the common stock at the time. On February 1, 2005, there were approximately 25,011,318 outstanding shares of our common stock held by stockholders that are deemed “restricted securities” as defined by Rule 144 under the Securities Act. Under certain circumstances, these shares may be sold without registration pursuant to the provisions of Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has held the stock for one year may, under certain circumstances, sell within any three-month period a number of restricted securities which does not exceed the greater of 1% of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the notice of sale required by Rule 144. In addition, Rule 144 permits, under certain circumstances, the sale of restricted securities without any quantity limitations by a non-affiliate who has held the security for two years. Any sales of shares by stockholders pursuant to Rule 144 may have a depressive effect on the price of our common stock.

We May Have Liability for Prior Issuances of Our Stock.

From May 1, 2002 through May 10, 2004, warrant holders exercised 2,545,800 of our Class A Warrants and 22,600 of our Class B Warrants for a total of 2,568,400 shares of common stock. The warrant holders paid an aggregate of $1,340,700 for these exercises. From May 1, 2002 through May 10, 2004, the registration statement that we filed with the U.S. Securities and Exchange Commission to register the common stock issuable upon exercise of these warrants may not have been “current” because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intend to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. Once made, the rescission offer is expected to remain open for 30 days. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder’s option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept the rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

Shares of Convertible Preferred Stock May Not Have Been Validly Issued.

In 2001 - 2003, we sold shares of our Convertible Preferred Stock, which is sometimes reflected in our financial statements as our Series A Preferred Stock. We recently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and we made such filing in December 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued under Delaware law. We are assessing the effects of the delay and determine what actions we will take, if any, to remedy the effects of the delay. To date, we have issued 1,891,473 shares of the Convertible Preferred Stock, all of which were issued prior to the filing of the certificate of designation and 350,873 of which remain outstanding. All other shares have converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share.

Our Internal Controls Over Financial Reporting May Not be Effective and Our Independent Auditors May Not be Able to Certify as to Their Effectiveness.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. We are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to us as of December 31, 2005. In the course of our ongoing Section 404 evaluation, we will seek to identify areas of internal controls that need improvement and to design enhanced processes and controls to address these and any other issues that might be identified through this review. In the evaluation process, we may identify conditions that may result in significant deficiencies or material weaknesses in the future.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, including the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.

We expect to incur expenses of an aggregate of approximately $200,000 in 2005 in connection with our compliance with Section 404.

Certain Restrictive Covenants May Limit Our Ability to Raise Additional Capital and Affect Other Aspects of Our Business.

In our January 2005 private placement of Series C Preferred Stock and warrants, we entered into a securities purchase agreement with the investors. The agreement contains numerous covenants that limit our financing and other activities, including those described in the following paragraphs.

So long as at least 3,750 shares of the Series C Preferred Stock are outstanding and held by the original purchasers thereof, we may not pay any cash dividends, make distributions, redeem or repurchase any capital stock, or repay or prepay any indebtedness of ours other than as expressly required pursuant to the terms of such indebtedness.

So long as any shares of the Series C Preferred Stock are beneficially owned by the original purchasers thereof, we may not issue or sell any rights, warrants or options to subscribe for or purchase our common stock, or any other securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, at an effective conversion, exchange or exercise price that varies or may vary with the market price of our common stock.

Prior to January 3, 2007, the investors in the January 2005 private placements have a right to participate in any issuance of equity securities, equity-linked securities, or convertible debt, subject to certain exceptions. The participation rights may prevent other potential investors from making offers for, or entering into agreements to purchase, our securities and thereby limiting our ability to raise capital.

We Are Obligated to Redeem Our Series C Preferred Stock Upon the Occurrence of Certain Events.

Pursuant to the terms of the certificate of designation for our Series C Preferred Stock, we are required to redeem the Series C Preferred Stock upon the occurrence of certain events, including the following:

•

our common stock is suspended from trading on any of, or is not listed or quoted (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the Nasdaq Over-The-Counter Bulletin Board for an aggregate of ten or more trading days in any twelve-month period;

•

the registration statement of which this prospectus is a part, after being declared effective, cannot be used by the holders of Series C Preferred Stock for the resale of all of the common stock issuable to them for an aggregate of more than 20 days, subject to certain exceptions;

•

we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed;

•

bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any subsidiary of ours and if instituted against us or any of our subsidiaries by a third party, shall not be dismissed within 60 days of their initiation;

•

if at least 3,750 shares of Series C Preferred Stock are outstanding and held by the original purchasers thereof and we do any of the following:

(a)

sell, convey or dispose of all or substantially all of our assets;

(b)

consummate specified mergers, consolidations or business combinations;

(c)

engage in transactions providing for sales or issuances by us or our stockholders that result in the purchaser owning or having the right to acquire greater than 35% of the outstanding shares of our common stock (calculated on a fully diluted basis); or

(d)

issue or agree to issue any equity or equity-linked securities or debt that is convertible into equity or in which there is an equity component, subject to certain exceptions;

•

we either fail to make any payment with respect to any of our indebtedness in excess of $250,000, subject to certain exceptions, or default under any agreement binding us, subject to certain exceptions; or

•

we breach any material term under the certificate of designation for our Series C Preferred Stock, the Series C Preferred Stock securities purchase agreement, the registration rights agreement or the warrants attached to the Series C Preferred Stock, subject to certain exceptions.

Any such redemption would be made at a premium in excess of the purchase price of the shares of Series C Preferred Stock, as determined by a formula set forth in the certificate of designation for the Series C Preferred Stock. These requirements may cause us to pay a significant amount of money to redeem the Series C Preferred Stock or may cause us to avoid taking certain actions in order to prevent the occurrence of such redemption requirement. See “Description of Capital Stock – Preferred Stock - Series C Convertible Preferred Stock.”

We May Be Required to Pay Substantial Amounts to the Investors in Our January 2005 Private Placement Upon the Occurrence of Certain Events.

In connection with the January 2005 private placement of our Series C Preferred Stock and warrants, we agreed to file the registration statement of which this prospectus forms a part, to register the resale of shares of our common stock by the investors in the private placement, as further described in this prospectus. We have an obligation to register additional shares that may be issuable from time to time as a result of potential adjustments to the preferred stock and warrants.

If the registration statement is not filed by February 2, 2005, or is not declared effective by April 3, 2005, then we are required to pay each investor an amount equal to the product of (x) the number of shares of Series C Preferred Stock held by such investor (plus any shares of preferred stock that have been converted into shares of our common stock then held by such investor as if such shares of preferred stock had not been so converted) multiplied by the per share purchase price, multiplied by (y) .01, for each thirty-day period (or portion thereof) beginning April 3, 2005 and ending July 2, 2005, and .02 for each thirty-day period beginning July 2, 2005 (or portion thereof) and prior to the date the registration statement is declared effective by the SEC; provided that in the event the SEC commences a review of the registration statement, the amount payable to each investor shall begin accruing on May 3, 2005, and not April 3, 2005. Assuming that the 6,000,000 shares of Series C Preferred Stock currently outstanding remain the number outstanding during such periods, then the amounts payable pursuant to such provisions are $150,000 through July 2, 2005 and $300,000 thereafter.

Such amount would also be payable upon certain other events, including (a) the number of the investors’ shares registered on this registration statement (or any other registration statement) is less than the number then issued or issuable to such investors pursuant to the Series C Preferred Stock and warrants; (b) sales of our common stock can not be made pursuant to this registration statement; or (c) our common stock is not traded, listed or included for quotation, as applicable, on the Nasdaq Over-The-Counter Bulletin Board, certain stock exchanges or certain automated quotation systems.

The effectiveness of our registration statement is subject to action by the SEC, which is beyond our control, and the other events described above may also be beyond our control.

FORWARD-LOOKING STATEMENTS

This registration statement, as well as our other reports filed with the SEC and our press releases and other communications, contain forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. These forward-looking statements are based largely on our expectations and, like any other business, are subject to a number of risks and uncertainties, many of which are beyond our control. The risks include those stated in the “Risk Factors” section of this registration statement and economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this registration statement and the other documents we have filed with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement will in fact prove accurate, and our actual results may differ materially from the forward-looking statements.

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of common stock in this offering. However, if all of the warrants and options are exercised in full, we may receive up to $1,500,000 in proceeds from the exercise of warrants held by The Shemano Group, up to $2,000,000 in proceeds from the exercise of the options held by 3CD Consulting and an undeterminable amount of additional proceeds from the exercise of the options held by C. Curtis Hargis, Co. and George Fallica. Any proceeds received upon the exercise of such options and warrants will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

Under this prospectus, the selling stockholders may offer up to an aggregate of 19,100,000 shares of our common stock, which shares of common stock are or will be issuable upon conversion of the Series C Preferred Stock and upon exercise of the options and warrants described above. Of such 19,100,000 shares, 300,000 have been issued; 14,800,000 are issuable pursuant to the conversion or exercise of preferred stock, options and warrants that have been issued or may be issued; and 4,000,000 may be issued in satisfaction of the premium on our Series C Preferred Stock or as a result of potential adjustments to the preferred stock or the warrants. On January 3, 2005, there were 41,751,080 shares of our common stock outstanding. Assuming the exercise of all of the options and warrants described above, and the conversion of all of the Series C Preferred Stock, the 19,100,000 shares offered by this prospectus represent 31.4% of our total common stock outstanding on January 3, 2005. The selling stockholders are not required to sell their shares, and any sale of common stock by any selling stockholder is entirely at the discretion of such selling stockholder.

The following table details, as of February 2, 2005, the name of each selling stockholder, the number of shares of common stock issuable to a selling stockholder assuming conversion of all preferred stock and exercise of all warrants and options currently outstanding the number of shares of common stock beneficially owned by the selling stockholder (without giving effect to the accrual of premium on the Series C Preferred Stock), and the number of shares of common stock that may be offered for resale under this prospectus by such selling stockholders or its pledgees, donees, assignees, transferees or successors in interest who, together with the selling stockholders, we collectively refer to in this prospectus as the selling stockholders. Because each selling stockholder may offer all, some or none of the shares of common stock it holds, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The number of shares of common stock beneficially owned by the selling stockholder is determined under the rules and regulations promulgated by the Securities and Exchange Commission pursuant to Section 13(d) of the Exchange Act. The table has been prepared on the assumption that all shares offered under this prospectus will be sold in the offering and that such shares will be sold to parties unaffiliated with the selling stockholders. The Shemano Group, Inc. acted as a finder for our private placement of Series C Preferred Stock. C. Curtis Hargis Co., George Fallica, New AV Ventures, and 3CD Consulting, LLC have been consultants to the Company. No other selling stockholder nor any of their affiliates have held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Issuable Assuming Full Conversion and Exercise		Percentage of Outstanding Shares Assuming Full Conversion and Exercise (2)	Shares Beneficially Owned Before Offering (3)	Percentage of Outstanding Shares Beneficially Owned Before Offering (3)	Shares of Common Stock Covered by this Prospectus		Shares to be Owned After Offering
Baystar Capital II, L.P.	4,800,000	(1)	10.3%	2,192,799	4.99%	6,400,000	(4)	0
C. Curtis Hargis Co.	500,000		1.2%	500,000	1.2%	500,000		0
George Fallica	700,000		1.6%	700,000	1.6%	700,000		0
HFTP Investment L.L.C.	3,000,000	(1)	6.7%	2,192,799	4.99%	4,000,000	(4)	0
New AV Ventures, LLC	300,000		*	*	*	300,000		0
PSO Trading IV, LLC	1,600,000	(1)	3.7%	1,600,000	3.7%	2,133,333	(4)	0
Royal Bank of Canada	2,600,000	(1)	5.9%	2,192,799	4.99%	3,466,667	(4)	0
The Shemano Group, Inc.	600,000		1.4%	600,000	1.4%	600,000		0
3CD Consulting, LLC	1,000,000		2.3%	1,000,000	2.3%	1,000,000		0
TOTAL	15,100,000		26.6%			19,100,000		0

——————

*Less than 1%

(1)

One-half of this amount is issuable pursuant to conversion of the outstanding Series C Preferred Stock and the other half is issuable upon exercise of warrants. The certificate of designation for our Series C Preferred Stock and the terms of the warrants referred to above prevent us from issuing shares of our common stock in connection with the conversion of our Series C Preferred Stock or the exercise of the warrants referred to above to the extent that such conversion or exercise would result in the holder or its affiliate (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of our common stock following such conversion or exercise. However, the 4.99% limitation would not prevent the holder from acquiring and selling in excess of 4.99% of our common stock through a series of exercises and conversions. These amounts do not reflect premium accrued on the Series C Preferred Stock.

(2)

Percentage of outstanding shares is based on 41,751,080 shares of common stock, which consists of the number of shares outstanding on January 3, 2005, plus the assumed exercise of the options and/or warrants held by the selling stockholder. These percentages do not reflect the limitations on conversion and exercise described in footnote 1 above.

(3)

These amounts and percentages reflect the limitations on conversion and exercise described in footnote 1 above.

(4)

This amount includes additional shares that may be issued to each of Baystar Capital II, L.P., HFTP Investment L.L.C., PSO Trading IV, LLC or Royal Bank of Canada as a result of the premium on the Series C Preferred Stock or as a result of potential adjustments to the preferred stock or the warrants.

Holders of Series C Preferred Stock and Warrants

On January 4, 2005, we completed a private placement of our newly designated Series C Convertible Preferred Stock for an aggregate purchase price of $15 million. The investors also received five-year warrants to purchase an aggregate of 6,000,000 shares of our common stock at an exercise price of $6.00 per share, subject to certain adjustments. The securities were purchased by BayStar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada. The preferred stock is initially convertible, at the holder’s option, into an aggregate of 6,000,000 shares of our common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues, on a cumulative basis, a 6% premium to the stated value of the shares of preferred stock, which premium, when accrued, would be convertible into additional shares of common stock. We may redeem the warrants (or require the holder to exercise them) and may require holders to convert the preferred stock to common stock if certain conditions are met.

In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part, covering resales of the common stock currently issuable upon conversion of the preferred stock and exercise of the warrants, as well as 4,000,000 additional shares that may be issuable as a result of the premium on the preferred stock earned prior to the conversion thereof or as a result of potential adjustments to the preferred stock or the warrants. We are obligated to register additional shares that may be issuable from time to time as a result of potential adjustments to the preferred stock and warrants. We intend to supplement this prospectus or amend the registration statement of which this prospectus is a part to the extent necessary to satisfy this obligation. We are subject to penalties if, among other reasons, the registration statement is not effective by April 3, 2004, subject to certain exceptions.

New AV Ventures

On January 31, 2005 we entered into a consulting agreement with New AV Ventures, LLC, pursuant to which we issued 300,000 restricted shares of our common stock to New AV

Ventures and agreed to grant options to George Fallica, the managing member of New AV Ventures, to purchase shares of our common stock, from time to time to the extent earned under the terms of the consulting agreement, but not to exceed 700,000 shares. The exercise price per share will equal the average price of our comon stock for the five trading days immediately prior to January 1 of the year in which such options are issued. Pursuant to such agreement, we agreed to register such shares as part of this registration statement.

3CD Consulting

On January 31, 2005 and effective as of November 2004, we entered into a consulting agreement with 3CD Consulting, LLC, pursuant to which we granted options to purchase 1,000,000 shares of our common stock at an exercise price of $2.00 per share. Pursuant to such agreement, we agreed to register such shares as part of this registration statement.

W. Curtis Hargis Co.

In December 2004, we entered into a consulting services agreement with W. Curtis Hargis Co.. Pursuant to the agreement, we engaged W. Curtis Hargis Co. to arrange meetings with certain retail businesses to discuss a possible agreement to sell our products and assist with presentations to be made at any such meetings, and we agreed to pay a 2% cash commission of the net sales realized plus options upon signing a contract with such retail business and additional options upon sales to such retail business, but not to exceed 500,000 shares. Pursuant to such agreement, we agreed to register such shares as part of this registration statement. The foregoing summary description of the agreement is qualified in its entirety by reference to the terms of the agreement, which is filed as an exhibit hereto.

The Shemano Group

In November 2004, we entered into a non-exclusive finder’s agreement with The Shemano Group, Inc. pursuant to which Shemano introduced to us the investors who participated in the private placement of Series C Convertible Preferred Stock that closed on January 4, 2005. As compensation for the services to be provided under such agreement, we agreed to pay Shemano (a) a cash placement fee equal to 6% of the gross offering funds received in the private placement; and (b) warrants to purchase, at the lesser of $2.50 per share or the conversion price of any equity securities sold, 40,000 shares of our common stock for each $1,000,000 received by us in the private placement. Pursuant to the finder’s agreement we issued warrants to purchase up to 600,000 shares of our common stock at $2.50 per share to Shemano in connection with the private placement. Pursuant to such agreement, we agreed to register such shares as part of this registration statement.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus may be offered from time to time by the selling stockholders. The common stock may be sold or distributed from time to time by the selling stockholders and any of their pledgees, assignees, transferors, donees and successors in interest directly to one or more purchasers or through agents, broker/dealers or underwriters at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder will act independently in making decisions with respect to the timing, manner and size of each sale of the shares covered in this prospectus. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•

ordinary brokers’ transactions and transactions in which the broker/dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement of which this prospectus is a part;

•

transactions involving cross or block trades in which the broker/dealer will attempt to sell shares of the common stock as agent but may position and resell portions of the block as principal to facilitate the transactions;

•

through agents, broker/dealers, or underwriters;

•

“at the market” to or through market makers or into an existing market for the common stock;

•

in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•

in privately negotiated transactions;

•

an exchange distribution in accordance with the rules of the applicable exchanges;

•

settlement of short sales;

•

through transactions in swaps, options or other derivative securities (whether exchange listed or otherwise);

•

any combination of the foregoing; and

•

any other method permitted from time to time by applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

We will pay all of the fees and expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

While they are engaged in a distribution, if any, of the shares included in this prospectus the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution, if any, from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution, if any, until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution, if any, of that security. All of the foregoing may affect the marketability of the shares offered by this prospectus.

The selling stockholders may also sell shares under Rule 144 promulgated under the Securities Act of 1933, as amended, rather than selling under this prospectus. This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders or are eligible for sale under Rule 144(k).

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share. On January 3, 2005, there were outstanding a total of 41,751,080 shares of common stock. The holders of shares of common stock:

•

have equal ratable rights to dividends on funds legally available for dividends, provided dividends are declared by the our Board of Directors

•

are entitled to share proportionately in all of our assets available for distribution to holders of common stock upon any sale, dissolution or winding up of our affairs

•

do not have priority rights to subscribe for future offerings of shares of common stock by us

•

do not have any priority rights to convert their shares of common stock into any of our other securities

•

do not have rights to subscribe for shares or convert their shares

•

have no right to have their shares redeemed by us

•

are entitled to one vote per share on all matters upon which stockholders may vote at all meetings of stockholders

All shares of common stock now outstanding are fully paid for and are not assessable by us; and all the shares of common stock that are the subject of this offering, when issued, will be fully paid for and will not be assessable by us.

The holders of shares of our common stock do not have cumulative voting rights, which are rights to accumulate votes to be cast for directors in an election. In this way a stockholder could vote his or her entire total of votes for one director only, and not vote for any other director. However, because there is no cumulative voting, the holders of more than 50% of the outstanding shares, when voting for the election of directors, can elect all of the directors to be elected, if they so choose. As a result, the holders of the remaining shares will not be able to elect any of our directors. On January 3, 2005, Mr. Gott and his affiliates owned shares and options to acquire shares representing an aggregate of approximately 17.9% of our outstanding common stock. Such a concentration of ownership could have an adverse effect on the price of the common stock. It may have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices.

Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. These provisions include:

•

authorizing the issuance of preferred stock without common stockholder approval

•

prohibiting cumulative voting in the election of directors

•

limiting the persons who may call special meetings of stockholders

Preferred Stock

Our authorized capital stock also includes 5,000,000 shares of preferred stock, $.001 par value, of which (a) 2,000,000 shares have been designated Convertible Preferred Stock, (b)

1,000,000 shares have been designated Series B Preferred Stock, and (c) 25,000 shares have been designated Series C Preferred Stock. Our articles of incorporation authorize a class of preferred stock commonly known as a “blank check” preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series. Our board of directors, subject to the provisions of our Certificate of Incorporation and limitations imposed by law, is authorized to adopt resolutions to issue the shares; to fix the number of shares; to change the number of shares constituting any series; to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions; the dividend rights, including whether dividends are cumulative; to fix dividend rates; to fix terms of redemption, including sinking fund provisions; to fix redemption prices; to fix conversion rights; and to fix liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our stockholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Convertible Preferred Stock

We designated 2,000,000 shares as Convertible Preferred Stock, 1,891,473 of which were sold in a private placement that commenced in September 2001 and concluded in July 2003.

Ranking. The Convertible Preferred Stock ranks senior to our common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up.

Conversion. The shares of Convertible Preferred Stock are convertible to common stock one year from the date of purchase at a conversion rate of 10 shares of common stock for each share of preferred stock.

Dividends. The holders of shares of Convertible Preferred Stock are not entitled to receive any dividends.

Voting. The holders of shares of Convertible Preferred Stock are not entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

Series B Convertible Participating Preferred Stock

We designated 1,000,000 shares as Series B Convertible Participating Preferred Stock, 272,100 of which were sold from time to time for $5,442,000 in a private placement in 2004.

Ranking. The Series B Preferred Stock ranks senior to our Convertible Preferred Stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up.

Conversion. The shares of the Series B Preferred Stock are convertible to common stock six months from the date of issuance at a conversion rate of 10 shares of common stock for each share of preferred stock.

Dividends. The holders of shares of the Series B Preferred Stock are entitled to receive any dividends pro rata with the holders of each other class of capital stock or series of preferred stock that is entitled to receive dividends.

Voting. The holders of shares of the Series B Preferred Stock are not entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

Series C Convertible Preferred Stock

We designated 25,000 shares as Series C Convertible Preferred Stock. On January 4, 2005, we completed a private placement of 15,000 shares of the Series C Preferred Stock for an aggregate purchase price of $15 million. See “Recent Events.”

Ranking. The Series C Preferred Stock ranks senior to our common stock, Convertible Preferred Stock and Series B Preferred Stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up.

Dividends. The holders of shares of the Series C Preferred Stock shall not be entitled to receive any dividends.

Voting. The holders of shares of the Series C Preferred Stock shall not be entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

Participation. The Series C Preferred Stock provides that, subject to certain conditions and exceptions, if we issue any securities that are convertible into or exercisable or exchangeable for our common stock, or option or warrants or other rights to purchase or subscribe for our common stock pro rata to the record holders of any class of our common stock, then the holders of the preferred stock, upon conversion of the preferred stock shall be entitled to receive such securities, options, warrants or other purchase rights.

Conversion. Each share of the Series C Preferred Stock is initially convertible, at the holder’s option, into 400 shares of common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock (which is initially $1,000 per share), which would be convertible into additional shares of common stock. If the number of outstanding shares of our common stock is increased or decreased by a stock split, stock dividend, combination, reclassification or other similar event, the conversion price shall be proportionately reduced or increased. If we issue our common stock at a price less than the conversion price of the preferred stock, the conversion price of the preferred stock shall be adjusted downward pursuant to a weighted-average anti-dilution adjustment formula set forth in the certificate of designation for the preferred stock.

Following one year after the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, the Series C Preferred Stock contains a mandatory conversion provision whereby we can require the holder of each share to convert their shares provided the closing price of our stock for any 20 consecutive trading-day period is equal to or exceeds 200% of the exercise price and other conditions are met. If any holder of Series C Preferred Stock fails to convert its shares as required, then at any time during the 10 business day period following required conversion date, we may repurchase such holder’s shares of Series C Preferred Stock for a price of $0.40 share of Series C Preferred Stock.

The certificate of designation for our Series C Preferred Stock prevents us from issuing shares of our common stock in connection with the conversion of our Series C Preferred Stock to the extent that such conversion would result in the holder or its affiliate (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of our common stock following such conversion.

Redemption. Pursuant to the terms of the certificate of designation for our Series C Preferred Stock, we are required to redeem the Series C Preferred Stock upon the occurrence of certain events, including the following:

•

our common stock is suspended from trading on any of, or is not listed or quoted (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the Nasdaq Over-The-Counter Bulletin Board for an aggregate of ten or more trading days in any twelve-month period;

•

the registration statement of which this prospectus is a part, after being declared effective, cannot be used by the holders of Series C Preferred Stock for the resale of all of the common stock issuable to them for an aggregate of more than 20 days, subject to certain exceptions;

•

we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed;

•

bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any subsidiary of ours and if instituted against us or any of our subsidiaries by a third party, shall not be dismissed within 60 days of their initiation;

•

if at least 3,750 shares of Series C Preferred Stock are outstanding and held by the original purchasers thereof and we do any of the following:

(a)

sell, convey or dispose of all or substantially all of our assets;

(b)

consummate specified mergers, consolidations or business combinations;

(c)

engage in transactions providing for sales or issuances by us or our stockholders that result in the purchaser owning or having the right to acquire greater than 35% of the outstanding shares of our common stock (calculated on a fully diluted basis); or

(d)

issue or agree to issue any equity or equity-linked securities or debt that is convertible into equity or in which there is an equity component, subject to certain exceptions;

•

we either fail to make any payment with respect to any of our indebtedness in excess of $250,000, subject to certain exceptions, or default under any agreement binding us, subject to certain exceptions; or

•

we breach any material term under the certificate of designation for our Series C Preferred Stock, the Series C Preferred Stock securities purchase agreement, the registration rights agreement or the warrants attached to the Series C Preferred Stock, subject to certain exceptions.

Any such redemption would be made at a premium in excess of the purchase price of the shares of Series C Preferred Stock, as determined by a formula set forth in the certificate of designation for the Series C Preferred Stock. These requirements may cause us to pay a significant amount of money to redeem the Series C Preferred Stock or may cause us to avoid taking certain actions in order to prevent the occurrence of such redemption requirement.

Restricted Actions. If at least 3,750 shares of Series C Preferred Stock are held by the original purchasers thereof, we shall not take certain actions, including the following, without first obtaining the approval of the holders of a majority of the shares then outstanding:

•

alter or change the rights, preferences or privileges of the Series C Preferred Stock, or increase the authorized number of shares of Series C Preferred Stock;

•

alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series C Preferred Stock;

•

create or issue any capital stock that ranks equal to or senior to the Series C Preferred Stock;

•

issue any additional shares of Series C Preferred Stock;

•

redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any Junior Securities; or

•

issue any debt security or incur any indebtedness (including any capital lease obligation) that would have any preference over the Series C Preferred Stock upon our liquidation, or redeem, repurchase, prepay or otherwise acquire any outstanding debt security or indebtedness, subject to certain exceptions.

Stock Option Plan

Our Board of Directors approved the SLS International, Inc. 2000 Stock Purchase and Option Plan (the “Plan”) and the plan was approved by existing stockholders.

Our Board of Directors administers the Plan. The Plan affords key employees, officers, and consultants, who are responsible for our continued growth, an opportunity to acquire an investment interest in SLS, and to create in such individuals a greater incentive and concern for the welfare of SLS. By means of this 2000 Stock Purchase and Option Plan, we seek to retain the services of persons now holding key positions and to secure the services of persons capable of filling such positions.

We have reserved up to 2,000,000 shares of common stock for issuance upon exercise of options that may be issued from time to time under the Plan. The shares to be issued are subject to adjustment in the event of stock dividends, splits and other events that affect the number of shares of common stock outstanding.

Maximum Purchase. The options offered in the plan are a matter of separate inducement and are in addition to any salary or other compensation for the services of any key employee or consultant. The options granted under the plan are intended to be either incentive stock options or non-qualified or non-statutory stock options.

Option. Participants will receive such options as are granted from time to time by the Board of Directors. The option will state the number of shares and price of common stock to be purchased upon exercise of the options by the option holder.

Exercise Price. The purchase price per share purchasable under an option will be determined by the Board of Directors. However, for statutory options, the purchase price shall not be less than 90% of the fair market value of a share on the date of grant of such option. Furthermore, any option granted to a participant under the plan who, at the time the option is granted, is one of our officers or directors, the purchase price shall not be less than 100% of the fair market value of a share on the date of grant of such option. In the case of an incentive stock option granted to a participant who, at the time the option is granted, is a 10% stockholder, the purchase price for each share will be an amount not less than 110% of the fair market value per share on the date the incentive stock option is granted.

Term of Option. The term of each option shall be fixed by the Administrator which in any event will not exceed a term of 10 years from the date of the grant.

Termination of Employment. The Administrator will have the right to specify the effect to a participant upon his or her retirement, death, disability, leave of absence or any other termination of employment during the term of any option.

Amendments. The Board of Directors may amend, suspend, discontinue or terminate the Plan; provided, however, that, without approval of our stockholders, no such amendment, suspension, discontinuation or termination will be made that would (1) cause Rule 16b-3 under the Securities Exchange Act of 1934 to become unavailable with respect to the Plan; (2) violate the rules or regulations of any national securities exchange on which our shares are traded or the rules or regulations of the NASD that are applicable to us; or (3) cause us to be unable, under the Internal Revenue Code, to grant investment stock options under the Plan.

Warrants

Class A and Class B Warrants

We issued Class A Warrants and Class B Warrants as part of the units offered in the private placement of our Convertible Preferred Stock that commenced in September, 2001 and concluded in July, 2003. Each warrant provides the right to purchase one share of common stock at a specified price. The Class A Warrant was originally exercisable for a term of 6 months at a price of $.50 per share. The Class B Warrant was originally exercisable for 2 years after exercise of the attached Class A Warrant at a price of $3.00 per share. Through a series of extensions, the Class A Warrants and the Class B Warrants remained exercisable through August 4, 2004. The Class A Warrants and Class B Warrants were immediately detachable from the common stock but were not separable from each other until the Class A Warrant was exercised. The Class A Warrants were immediately exercisable after they were issued. Any Class A Warrant or Class B Warrant that was not exercised on or prior to August 4, 2004 is void and of no effect.

Class C Warrants

We sold Class C Warrants as part of our 2004 private placement of Series B Preferred Stock. Ten Class C Warrants were attached to each share of Series B Preferred Stock. Each Class C Warrant has a term of three years (unless we extended the term) and provides the right to purchase one share of common stock at a price of $7.00 per share. The Class C Warrants are immediately exercisable and detachable from the shares of Series B Preferred Stock. If the average closing market price for our common stock is equal to or greater than $10.50 per share for a period of 30 days, then we are entitled to repurchase such warrants, with 30 days notice, at a price of $.001 per warrant.

In connection with the private placement of Series B Preferred Stock, we entered into an agreement with Kenny Securities Corp. to provide certain services to us. As compensation for such services, we agreed to pay Kenny Securities (a) a cash placement fee equal to 7% of the amount sold by Kenny Securities in the private placement; (b) warrants to purchase, at $2.00 per share, a number of shares of common stock equal to 10% of the number of shares issuable upon conversion of the Series B Preferred Stock sold by Kenny Securities; and (c) Class C Warrants for the same number of shares. We issued warrants to purchase up to 125,000 shares of our common stock at $2.00 per share to Kenny Securities for sales made by Kenny Securities in the private placement. Kenny Securities also received Class C Warrants to purchase 125,000 shares of our common stock, which shares are included in the shares offered hereby.

If we issue additional shares to others for any reason, other than a consolidation, merger, stock split, or sale of all of our assets, the holder of the warrants will have no rights to purchase any more shares than are represented by the warrants. In addition, no adjustment or change in the exercise price of each warrant will be made, except if a stock split is declared by us. In case of a stock split, the exercise price of the warrants shall be adjusted higher or lower depending upon whether the stock split is a reverse stock split or forward stock split. A forward stock split means the shares are being split so that more shares will be outstanding after the stock split. In a forward stock split, the exercise price of the warrants shall be adjusted to permit the purchase of more shares of stock for the original exercise price. If there is a reverse stock split, there will be a reduction in outstanding shares and the exercise price of the warrant shall purchase fewer shares.

In the private placement of Series B Preferred Stock, which closed on July 27, 2004, 272,100 shares of the Series B Preferred Stock were sold for $5,442,000. We issued 2,846,000 Class C Warrants, 2,721,000 of which were attached to shares of the Series B Preferred Stock and 125,000 of which were issued to Kenny Securities.

Warrants Issued in Connection with Series C Preferred Stock

In the private placement of Series C Preferred Stock that was consummated on January 4, 2005, investors received a warrant to purchase 400 shares of common stock for each share of Series C Preferred Stock purchased in the private placement. The warrants are immediately exercisable and remain exercisable for a term of five years at an exercise price of $6.00 per share. If the warrants are not exercised on or prior to January 4, 2010 (or such later date as extended under certain circumstances), the warrants shall be void and of no effect. Following one year after this Registration Statement is declared effective by the Securities and Exchange Commission, each warrant contains a call option whereby, so long as certain conditions are met, we can require the holder of each warrant to either (a) exercise their warrant or (b) tender their warrant provided the closing price of our stock for any 20 consecutive trading-day period is equal to or exceeds 200% of the exercise price. The warrants provide that if we issue any securities that are convertible into or exercisable or exchangeable for our common stock, or option or warrants or other rights to purchase or subscribe for our common stock pro rata to the record holders of any class of our common stock, then the holders of the warrants, upon exercise of the warrants shall be entitled to receive such securities, options, warrants or other purchase rights. If we issue our common stock at a price less than the exercise price of the warrants, the exercise price of the warrants shall be adjusted downward pursuant to a formula set forth in the warrants.

The warrants prevent us from issuing shares of our common stock in connection with the exercise of the warrants to the extent that such exercise would result in the holder or its affiliate (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of our common stock following such exercise.

Unless and until any Class A, Class B, or Class C Warrant or any warrant issued in connection with the Series C Preferred Stock, is exercised, each warrant holder will not own any equity interest by virtue of his or its ownership of the warrant. The warrant holder may not vote as a stockholder. The warrant holder also will not have rights to any distributions to stockholders unless and until the warrant is exercised and we receive the cash consideration for the purchase of the common stock. We have reserved a number of shares of common stock equal to the number of warrants issued.

Potential Liabilities Related to Issuances of Securities

In 2001 - 2003, we sold shares of our Convertible Preferred Stock, which is sometimes reflected in our financial statements as our Series A Preferred Stock. We recently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and we made such filing in December 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued. We are making an assessment of the effects of the delay and determining what actions we will take, if any, to remedy the effects of the delay. To date, we have issued 1,891,473 shares of the Convertible Preferred Stock, all of which were issued prior to the filing of the certificate of designation and 350,873 of which remain outstanding. All other shares have converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share.

From May 1, 2002 through May 10, 2004, warrant holders exercised 2,545,800 of our Class A Warrants and 22,600 of our Class B Warrants for a total of 2,568,400 shares of common stock. The warrant holders paid an aggregate of $1,340,700 for these exercises. From May 1, 2002 through May 10, 2004, the registration statement that we filed with the U.S. Securities and Exchange Commission to register the common stock issuable upon exercise of these warrants may not have been “current” because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intend to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. Once made, the rescission offer is expected to remain open for 30 days. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder’s option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept the rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

Penny Stock Rules

It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that:

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Is not listed on a national securities exchange or Nasdaq;

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Is listed in “pink sheets” or on the NASD Over-The-Counter Bulletin Board;

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Has a price per share of less than $5.00; and

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Is issued by a company with net tangible assets less than $5 million.

The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including:

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Determination of the purchaser’s investment suitability;

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Delivery of certain information and disclosures to the purchaser; and

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Receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict a holder’s ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

LEGAL MATTERS

Legal matters in connection with this offering will be passed upon by Freeborn & Peters LLP, 311 South Wacker Drive, Suite 3000.

EXPERTS

The audited financial statements of the Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 appearing in this prospectus and in the registration statement of which this prospectus forms a part, have been audited by Weaver & Martin, LLC, independent public accountants. Their report, which appears elsewhere herein, includes an explanatory paragraph as to the ability of SLS to continue as a going concern. The financial statements are included in reliance upon such report and upon the authority of such firm as an expert in auditing and accounting.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.

SEC Registration	$5,418
Legal Fees and Expenses*	$30,000
Accounting Fees*	$3,000
Miscellaneous*	$5,000
Total.	$43,418

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* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our By-Laws provide that we shall, to the extent not prohibited by law, indemnify any person who was a director or officer, or any person who was serving at our request as a director, officer, partner or trustee of another entity, from claims, losses, and expenses incurred by reason of the fact that such person served as such director, officer, partner or trustee, subject to certain conditions.

Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of its counsel that the matter has been settled by controlling precedent, the company will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

The exhibits to this registration statement are listed below. Other than exhibits that are filed herewith, all exhibits listed below are incorporated herein by reference. Exhibits indicated by an asterisk (*) are the management contracts and compensatory plans, contracts or arrangements required to be filed as exhibits to this registration statement.

Exhibit Number	Exhibit	Where Located
2.1	Plan of Reorganization	Exhibit 2 to Registration Statement on Form SB-2 filed August 15, 2000
3.1	Articles of Incorporation	Exhibit 3(i) to Registration Statement on Form SB-2 filed August 15, 2000
3.2	Amendment and Restatement of Certificate of Incorporation	Exhibit 3(ii) to Registration Statement on Form SB-2 filed August 15, 2000
3.3	Certificate of Designations, Convertible Preferred Stock	Exhibit 3.1 to Form 8-K filed January 6, 2005
3.4	Certificate of Designations, Series B Preferred Stock	Exhibit 4.1 to Form 10-QSB filed August 13, 2004
3.5	Certificate of Designation, Series C Preferred Stock	Exhibit 3.2 to Form 8-K filed January 6, 2005
3.6	By-Laws	Exhibit 3(iii) to Registration Statement on Form SB-2 filed August 15, 2000
3.7	Amendment to By-Laws (Article VIII)	Exhibit 3.4 to Annual Report on Form 10-KSB filed March 30, 2004
3.8	Amendment to By-Laws effective January 31, 2005	Exhibit 3.1 to Form 8-K filed February 4, 2005
4.1	Specimen Certificate of Common Stock	Exhibit 4(i) to Amendment No. 1 to Registration Statement on Form SB-2 filed December 1, 2000

Exhibit Number	Exhibit	Where Located
4.2	Form of Class A Warrant	Exhibit 4(ii) to Registration Statement on Form SB-2 filed August 15, 2000
4.3	Form of Class B Warrant	Exhibit 4(iii) to Registration Statement on Form SB-2 filed August 15, 2000
4.4	Form of Class C Warrant	Exhibit 4.2 to Form 10-QSB filed August 13, 2004
5.1	Consent and Opinion of Freeborn & Peters LLP	Exhibit 5.1 to Registration Statement on Form S-2 filed February 2, 2005
10.1	Commercial Property Lease Agreement between Scenic Properties, Inc., and SLS International, Inc., dated September 1, 2003	Exhibit 10.1 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.2	Agreement dated February 24, 2000 between Igor Levitsky and Sound and Lighting Specialists, Inc.	Exhibit 10(i) to Amendment No. 1 to Registration Statement on Form SB-2 filed December 1, 2000
10.3	Assignment of Technology Rights by Igor Levitsky dated November 9, 2000	Exhibit 10(iii) to Amendment No. 1 to Registration Statement on Form SB-2 filed December 1, 2000
10.4	Form of Distributor Agreement	Exhibit 10(iv) to Amendment No. 2 to Registration Statement on Form SB-2 filed January 16, 2001
10.5	2000 Stock Purchase and Option Plan*	Exhibit 99(i) to Registration Statement on Form SB-2 filed August 15, 2000
10.6	Form of Option*	Exhibit 99(ii) to Registration Statement on Form SB-2 filed August 15, 2000
10.7	Letter Agreement, dated January 5, 2002 between SLS International, Inc. and Internet PR Group Inc.	Exhibit 10.1 to Amendment No. 1 to Form 10-QSB for quarter ended March 31, 2002, filed May 21, 2003
10.8	Share Purchase Agreement, dated January 22, 2002 between SLS International, Inc. and Herbie Herbert	Exhibit 10.2 to Amendment No. 1 to Form 10-QSB for quarter ended March 31, 2002, filed May 21, 2003
10.9	Share Purchase Agreement, dated January 22, 2002 between SLS International, Inc. and Thomas Panos	Exhibit 10.3 to Amendment No. 1 to Form 10-QSB for quarter ended March 31, 2002, filed May 21, 2003

Exhibit Number	Exhibit	Where Located
10.10	Consulting Agreement, dated April 9, 2002, between SLS International, Inc. and The Equitable Group, LLC	Exhibit 10.1 to Amendment No. 1 to Form 10-QSB for quarter ended June 30, 2002, filed May 21, 2003
10.11	Letter Agreement, dated April 2, 2002, between SLS International, Inc. and Muir Crane & Co.	Exhibit 10.2 to Amendment No. 1 to Form 10-QSB for quarter ended June 30, 2002, filed May 21, 2003
10.12	Letter Agreement, dated April 18, 2002, between SLS International, Inc. and Sam F. Hamra	Exhibit 10.3 to Amendment No. 1 to Form 10-QSB for quarter ended June 30, 2002, filed May 21, 2003
10.13	Consulting Services Agreement, dated June 19, 2002, between SLS International, Inc. and Liquid Solutions Corp.	Exhibit 10.4 to Amendment No. 1 to Form 10-QSB for quarter ended June 30, 2002, filed May 21, 2003
10.14	Letter Agreement, dated July 17, 2002, between SLS International, Inc. and Alfred V. Greco PLLC regarding settlement of Alfred V. Greco v. SLS International, Inc.	Exhibit 10.1 to Amendment No. 1 to Form 10-QSB for quarter ended September 30, 2002, filed May 21, 2003
10.15	Letter Agreement, dated July 17, 2002, between SLS International, Inc. and Alfred V. Greco PLLC regarding services to be provided by Alfred V. Greco PLLC	Exhibit 10.2 to Amendment No. 1 to Form 10-QSB for quarter ended September 30, 2002, filed May 21, 2003
10.16	Consulting Agreement, dated August 15, 2002, between SLS International, Inc. and Atlantic Services Ltd.	Exhibit 10.3 to Amendment No. 1 to Form 10-QSB for quarter ended September 30, 2002, filed May 21, 2003
10.17	Consulting Agreement, dated September 10, 2002, between SLS International, Inc. and Art Malone Jr.	Exhibit 10.4 to Amendment No. 1 to Form 10-QSB for quarter ended September 30, 2002, filed May 21, 2003
10.18	Settlement Agreement and General Release dated April 1, 2003 between McQuerterGroup and SLS International, Inc.	Exhibit 10.20 to Form 10-KSB for year ended December 31, 2002, filed May 21, 2003
10.19	Letter Agreement dated October 25, 2002 between SLS International, Inc. and Patrick J. Armstrong	Exhibit 10.21 to Form 10-KSB for year ended December 31, 2002, filed May 21, 2003

Exhibit Number	Exhibit	Where Located
10.20	Letter Agreement dated October 25, 2002 between SLS International, Inc. and Larry R. Stessel	Exhibit 10.22 to Form 10-KSB for year ended December 31, 2002, filed May 21, 2003
10.21	Consulting Agreement, dated November 18, 2002 between SLS International, Inc. and Atlantic Services Ltd.	Exhibit 10.23 to Form 10-KSB for year ended December 31, 2002, filed May 21, 2003
10.22	Investor Relations and Financial Public Relations Consulting Agreement, dated December 15, 2002, between SLS International, Inc. and Worldwide Financial Marketing, Inc.	Exhibit 10.24 to Form 10-KSB for year ended December 31, 2002, filed May 21, 2003
10.23	Consulting Agreement dated February 20, 2003, between SLS International, Inc. and Tom Puccio	Exhibit 10.1 to Form 10-QSB for quarter ended March 31, 2003, filed June 16, 2003
10.24	Option Agreement, dated as of May 19, 2003, between the Company and Steerpike (Overseas) Ltd.	Exhibit 10.1 to Form 10-QSB for quarter ended June 30, 2003, filed August 14, 2003
10.25	Letter Agreement, dated as of May 19, 2003, between the Company and Steerpike (Overseas) Ltd.	Exhibit 10.2 to Form 10-QSB for quarter ended June 30, 2003, filed August 14, 2003
10.26	Letter Agreement, dated as of May 19, 2003, between the Company and Steerpike Inc.	Exhibit 10.3 to Form 10-QSB for quarter ended June 30, 2003, filed August 14, 2003
10.27

Letter Agreement, dated as of July 10, 2003, between the Company and Alfred V. Greco PLLC, amending prior letter agreement, dated July 17, 2002, concerning the settlement of certain litigation between such parties

Exhibit 10.4 to Form 10-QSB for quarter ended June 30, 2003, filed August 14, 2003
10.28	Consulting Agreement, dated as of July 14, 2003, between SLS International, Inc. and Atlantic Services Ltda.	Exhibit 10.2 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.29	Consulting Agreement, dated as of July 22, 2003, between SLS Loudspeakers and Atlantic Services Ltda.	Exhibit 10.3 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003

Exhibit Number	Exhibit	Where Located
10.30	Consulting Agreement, dated as of August 11, 2003, between SLS International, Inc. and G. Ghecko Enterprises	Exhibit 10.4 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.31	Contract for Promotional Services, dated July 14, 2003, between Ronald E. Gee and SLS International, Inc.	Exhibit 10.5 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.32	Contract for Promotional Services, dated August 5, 2003, between Ronald E. Gee and SLS International, Inc.	Exhibit 10.6 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.33	Contract for Promotional Services, dated September 5, 2003, between Ronald E. Gee and SLS International, Inc.	Exhibit 10.7 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.34	Consulting Agreement, dated as of August 11, 2003, between SLS Loudspeakers and Berkshire International, LLC	Exhibit 10.8 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.35	Letter Agreement, dated August 29, 2003, between SLS International and Art Malone, Jr.	Exhibit 10.9 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.36	Consulting Agreement, dated August 21, 2003, between SLS International, Inc. and Grant Galloway	Exhibit 10.10 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.37	Agreement, dated July 31, 2003 between SLS International, Inc. and Wall Street Investor Relations Corp.	Exhibit 10.11 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.38	30 Days Public Relations Services Contracts, dated July 23, 2003, between Fitzgerald Galloway Consulting and SLS International, Inc.	Exhibit 10.12 to Form 10-QSB for quarter ended September 30, 2003, filed November 11, 2003
10.39	Merger Agreement, dated March 12, 2004, among SLS International, Inc., Evenstar, Inc., Joel A. Butler, David L. Butler, Patrick D. Butler, and Evenstar Mergersub, Inc.	Exhibit 10.1 to Form 8-K filed March 17, 2004

Exhibit Number	Exhibit	Where Located
10.40	Employment Agreement, dated March 12, 2004, between SLS International, Inc. and Joel A. Butler	Exhibit 10.2 to Form 8-K filed March 17, 2004
10.41	Consulting Services Agreement, dated October 28, 2003, between SLS International, Inc. and Zane Sellis	Exhibit 10.41 to Annual Report on Form 10-KSB filed March 30, 2004
10.42	Consulting Services Agreement, dated November 6, 2003, between SLS International, Inc. and George Iordanou	Exhibit 10.42 to Annual Report on Form 10-KSB filed March 30, 2004
10.43	Consulting Services Agreement, dated November 10, 2003, between SLS International, Inc. and William F. Fischbach	Exhibit 10.43 to Annual Report on Form 10-KSB filed March 30, 2004
10.44	Consulting Services Agreement, dated November 20, 2003, between SLS International, Inc. and Edward Decker	Exhibit 10.44 to Annual Report on Form 10-KSB filed March 30, 2004
10.45	Consulting Services Agreement, dated November 20, 2003, between SLS International, Inc. and Christopher Obssuth	Exhibit 10.45 to Annual Report on Form 10-KSB filed March 30, 2004
10.46	Stipulation for Entry of Judgment and Mutual General Release	Exhibit 10.46 to Annual Report on Form 10-KSB filed March 30, 2004
10.47	Stock Option Agreement, dated February 9, 2004, between SLS International, Inc., and Ryan Schinman	Exhibit 10.1 to Quarterly Report on Form 10-QSB filed May 17, 2004
10.48	Letter Agreement, dated May 19, 2004, between SLS International, Inc., and Kenny Securities Corp.	Exhibit 10.2 to Quarterly Report on Form 10-QSB filed May 17, 2004
10.49	Promotion Agreement, dated June 2, 2004, between SLS International, Inc. and Global Drumz, Inc.	Exhibit 10.1 to Form 10-QSB filed August 13, 2004
10.50	Option Agreement, dated June 2, 2004, between SLS International, Inc. and Global Drumz, Inc.	Exhibit 10.2 to Form 10-QSB filed August 13, 2004

Exhibit Number	Exhibit	Where Located
10.51	Redeemable Warrant, dated June 2, 2004, issued by SLS International, Inc. in favor of Global Drumz, Inc.	Exhibit 10.3 to Form 10-QSB filed August 13, 2004
10.52	Redeemable Warrant, dated March 23, 2004, issued by SLS International, Inc. in favor of Kenny Securities Corp.	Exhibit 10.4 to Form 10-QSB filed August 13, 2004
10.53	Strategic Alliance Agreement Addendum, dated October 19, 2004, between Bohlender-Graebener Corporation and SLS International, Inc.	Exhibit 10.1 to Form 10-QSB for quarter ended September 30, 2004, filed November 15, 2004
10.54	Consulting Services Agreement, dated December 8, 2004, between SLS International, Inc. and W. Curtis Hargis, Co.	Exhibit 10.1 to Form 8-K filed December 17, 2004
10.55	Lease Agreement, dated December 4, 2004, between Bull Creek Ranch LLC and SLS International, Inc.	Exhibit 10.2 to Form 8-K filed December 17, 2004
10.56	Non-Exclusive Finder’s Agreement, dated December 8, 2004, between SLS International, Inc. and The Shemano Group, Inc.	Exhibit 10.1 to Form 8-K filed January 6, 2005
10.57	Option Agreement, dated as of May 19, 2003, between SLS International, Inc. and Beth Broday	Exhibit 10.2 to Form 8-K filed January 6, 2005
10.58	Securities Purchase Agreement, dated January 3, 2005, among SLS International, Inc., Baystar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada	Exhibit 10.3 to Form 8-K filed January 6, 2005
10.59	Registration Rights Agreement, dated January 3, 2005, among SLS International, Inc., Baystar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada	Exhibit 10.4 to Form 8-K filed January 6, 2005
10.60	Warrant, dated January 4, 2005, issued to Baystar Capital II, L.P.	Exhibit 10.5 to Form 8-K filed January 6, 2005

Exhibit Number	Exhibit	Where Located
10.61	Warrant, dated January 4, 2005, issued to PSO Trading IV, LLC	Exhibit 10.6 to Form 8-K filed January 6, 2005
10.62	Warrant, dated January 4, 2005, issued to HFTP Investment L.L.C.	Exhibit 10.7 to Form 8-K filed January 6, 2005
10.63	Warrant, dated January 4, 2005, issued to Royal Bank of Canada	Exhibit 10.8 to Form 8-K filed January 6, 2005
10.64	Consulting Agreement, dated January 31, 2005, between SLS International, Inc. and New AV Ventures, LLC	Exhibit 10.1 to Form 8-K filed February 4, 2005
10.65	Consulting Agreement, dated January 31, 2005 and effective as of November 18, 2004, between SLS International, Inc. and 3CD Consulting, LLC	Exhibit 10.2 to Form 8-K filed February 4, 2005
21	List of Subsidiaries of SLS International, Inc.	Exhibit 21 to Form 10-KSB for year ended December 31, 2003, filed March 30, 2004
23	Consent of Weaver & Martin LLC Independent Certified Public Accountants	Filed herewith.
99.1	Consent Order of Missouri Securities Division and SLS International, Inc.	Exhibit 99(iv) to Post-Effective Amendment No. 1 filed May 30, 2001
99.2	Promotional Shares Lock-In Agreement	Exhibit 99(v) to Post-Effective Amendment No. 1 filed May 30, 2001
99.3	Modification to Consent Order of Missouri Securities Division and SLS International, Inc.	Exhibit 99.1 to Post-Effective Amendment No. 2 filed February 9, 2004

ITEM 17. UNDERTAKINGS

The undersigned hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and authorized this pre-effective amendment no. 1 to registration statement to be signed on its behalf by the undersigned in Springfield, Missouri, on February 9, 2005.

SLS International, Inc.

/s/ JOHN M. GOTT
John M. Gott, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this pre-effective amendment no. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ * John M. Gott	President, Chief Executive Officer, Chief Financial Officer, Director	February 9, 2005

/s/ * Robert H. Luke, Ph.D	Director	February 9, 2005

/s/ * Michael L. Maples	Director	February 9, 2005

/s/ * Ed Moist	Controller	February 9, 2005

* /s/ JOHN M. GOTT
John M. Gott Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Weaver & Martin LLC Independent Certified Public Accountants